

Mail Stop 4628

June 29, 2018

Via E-mail
Lorenzo A. Flores
Executive Vice President and Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

>   **Re: Xilinx, Inc.**
>   **10-K for Fiscal Year Ended March 31, 2018**
>   **Filed May 15, 2018**
>   **File No. 000-18548**

Dear Mr. Flores:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   It appears from statements in the 10-K and from publicly available news reports that ZTE Corporation is a Xilinx customer. Publicly available information indicates that ZTE has shipped telecommunications equipment to North Korea and that ZTE smartphones are available for sale in Sudan and Syria. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan or Syria, including contacts with their governments, whether through subsidiaries, distributor, partners, customers or other direct or indirect arrangements.

2.   In April 2018 the Department of Commerce's Bureau of Industry and Security imposed a seven-year denial of export privileges on ZTE for making false statements to BIS in

connection with its settlement agreement with BIS regarding, among other things, illegally shipping telecommunications equipment to Iran and North Korea. You indicate on page 19 of the 10-K that these restrictions on ZTE may have a material adverse effect on your business, financial condition and/or operating results. Additionally, we are aware of recent publicly available news reports indicating that your stock price was negatively affected by events involving ZTE. Please address for us specifically the possibility that the matter will have adverse reputational, as well as other, effects upon you because of your business relationship with ZTE.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance

Catia Hagopian
Senior Vice President and General Counsel
Xilinx, Inc.